EXHIBIT 4.8

June 28, 2005

Mr. Alain de Pouzilhac

Dear Alain,

You have delivered a letter to Euro RSCG New York, Inc. (formerly known as Messner Vetere Berger McNamee Schmetterer Euro RSCG Inc.) (“Company”) indicating your desire to resign as Vice Chairman of the Company for “Good Reason” as such term defined in Section 7 of the Amended and Restated Employment Agreement dated as of January 1, 2002 between the Company and you.

The Company believes it is in its best interest for you to continue to provide services to the Company through December 31, 2005 and accordingly, desires to make the following offer to you.

The Company hereby agrees to employ you for the period from July 1, 2005 through December 31, 2005 (the “Employment Period”). During the Employment, you will serve as a senior advisor to the Company performing, upon reasonable notice, such services for the Company, as may be requested by the Chief Executive Officer (“CEO”) or other officer of the Company as are generally commensurate with your position, years of experience and level of skill, provided, however, that you shall not be required to devote more than the equivalent of ten (10) full business days during any calendar quarter to the performance of such services. It is mutually understood and agreed that the services to be requested are contemplated to include advice and assistance on strategic and business development matters, maintaining and improving client, personnel and vendor relationships, public and investor relations, and, subject to agreement by you, which shall not be unreasonably withheld, such other like or similar services as may be requested from time to time.

As full compensation for your employment as a senior advisor, and all services performed during the Employment Period, the Company shall pay you the sum of ten thousand dollars ($10,000) per month for a total amount of sixty thousand dollars ($60,000.00), less tax withholding and other deductions required by law, in accordance with the Company’s regular payroll practices. The sixty thousand dollars ($60,000) payable for your services will be deducted from the lump sum amount of one million eight hundred dollars ($1,800,000) to be paid to you by the Company within 30 days.

Please indicate your acceptance of and agreement to the foregoing by signing in the space provided below.

Sincerely,

Euro RSCG New York, Inc.

BY: _________________________

Accepted and Agreed

_____________________________

Alain de Pouzilhac